MORRIS, MANNING & MARTIN
                         A LIMITED LIABILITY PARTNERSHIP
                               ATTORNEYS AT LAW
                          1600 ATLANTA FINANCIAL CENTER
                            3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA  30326
                            TELEPHONE (404) 233-7000
                            FACSIMILE (404) 365-9532

November 3, 2004


VIA EDGAR
---------

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

      Re:   Hometown Community Bancshares, Inc.
            Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-118982

Ladies and Gentlemen:

      On behalf of Hometown Community Bancshares, Inc. ("Hometown Community
                                                         ------------------
Bancshares"), please find transmitted herewith for filing Hometown Community
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Bancshares' Pre-Effective Amendment No. 2 (the "Amendment"), with exhibits, to
                                                ---------
Hometown Community Bancshares' Registration Statement on Form S-1 (Registration No. 333-118982) (the "Registration Statement"), in accordance with the
                      ----------------------
Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

      The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated October 29, 2004, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Registration Statement as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

      We respond to the specific comments of the Staff as follows:

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
November 3, 2004
Page 2


PROSPECTUS COVER PAGE
---------------------

1. AS PREVIOUSLY REQUESTED, PLEASE DISCLOSE ON THE COVER THAT THE LACK OF A MARKET FOR THE SECURITIES MAY MAKE THEM DIFFICULT TO SELL.

Response:
---------

      The cover page of the Prospectus has been revised to indicate that the lack of a market for the securities may make them difficult to sell.


2. RECONCILE THE STATEMENT IN THE LAST SENTENCE, REGARDING EXERCISE OF THE WARRANTS "AT ANY TIME," WITH THE DISCLOSURE AT THE BOTTOM OF PAGE 3. PLEASE ADVISE US WHY YOU ARE NOT REGISTERING THE WARRANTS AND THE UNDERLYING SHARES AT THIS TIME.

Response:
---------

      Both the cover page of the Prospectus and the Prospectus Summary - The Organizers section has been revised to add that the warrants are "subject to vesting, at any time."

      The cover page of the Registration Statement has been amended to provide for the registration of the warrants and the underlying common stock, and Hometown Community Bancshares has concurrently paid the additional registration fee applicable thereto.


USE OF PROCEEDS - PAGE 4
------------------------

3. WE AGAIN NOTE YOUR DISCLOSURE THAT THE MINIMUM OFFERING MAY NOT BE ADEQUATE TO RECEIVE REGULATORY APPROVAL. PLEASE ADVISE US WHETHER OR NOT YOU HAVE REASON TO BELIEVE THAT THIS MIGHT HAPPEN, CLARIFY IN THE FILING WHY THIS INFORMATION IS WARRANTED AND, AS PREVIOUSLY REQUESTED, EITHER HERE OR IN THE BODY OF THE PROSPECTUS, DESCRIBE THE WORST CASE CONSEQUENCES OF THIS SITUATION AND THE LIKELIHOOD OF SUCH EVENTS.

Response:
---------

      The Use of Proceeds discussion in the summary has been revised to make clear that Hometown Community Bancshares has no reason to believe that the Georgia Department or the FDIC will require a higher level of capital for Hometown Community Bank than the proposed minimum capitalization, and that neither regulator has raised the prospect of an increased capital requirement during their review of the applications for their approval. The disclosure has been further revised to include a cross-reference to additional discussion of the risks associated with a higher capital requirement in the body of the Prospectus.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
November 3, 2004
Page 3

USE OF PROCEEDS - PAGE 14
-------------------------

4. PLEASE RECONCILE FOOTNOTE 3, ON PAGE 14, WITH THE FINANCIAL STATEMENTS. IT APPEARS THAT ONLY 5 OF YOUR 7 ORGANIZERS HAVE PURCHASED 1,000 SHARES.

Response:
---------

      Each of the 8 organizers has purchased 1,000 shares of Hometown Community Bancshares common stock. Three of the organizers joined the organizational effort after July 31, 2004, and thus their purchases are not reflected in the audited financial statements as of such date.


5. WHERE APPROPRIATE, DISCUSS THE RESTRICTIONS ON RESALE OF THE UNREGISTERED SHARES PURCHASED BY THE ORGANIZERS.

Response:
---------

      The footnotes in Use of Proceeds and the disclosure in "Description of Capital Stock of Hometown Community Bancshares -- Shares Eligible for Future Sale" have been revised to discuss the restrictions on resale of the unregistered shares purchased by the organizers.


6. QUANTIFY THE LINE OF CREDIT AND CLARIFY WHETHER IT IS THE REGISTRANT OR THE BANK THAT WILL REPAY THIS AMOUNT.

Response:
---------

      The Use of Proceeds section has been revised to add the dollar amount of the Nexity Bank line of credit and that Hometown Community Bancshares will repay the line of credit.


CAPITALIZATION - PAGE 16
------------------------

7. WE NOTE THAT THE TYPEFACE USED FOR THE FOOTNOTES IS STILL VERY SMALL. PLEASE BE CERTAIN THAT ALL OF THE TEXT YOU PROVIDE IS EASILY READABLE. YOU MAY WANT TO USE THE SAME SIZE FOR ALL FOOTNOTES AS YOU USE FOR THE REST OF YOUR TEXT.

Response:
---------

      The typeface of the footnotes in the Use of Proceeds, Capitalization, and Management sections has been enlarged.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
November 3, 2004
Page 4

      We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651.

                                       Sincerely,

                                       MORRIS, MANNING & MARTIN, LLP

                                       /s/ Larry W. Shackelford
                                       Larry W. Shackelford


cc: William Friar, Division of Corporation Finance, Senior Financial Analyst Donald Walker, Senior Assistant Chief Accountant
     C. Sean Childers